Exhibit 99.1

BiondVax signs definitive agreements for development and commercialization of innovative nanosized COVID-19 antibody therapy with Max Planck Institute of Biophysical Chemistry and University Medical Center Göttingen, Germany

•	Max Planck Institute of Biophysical Chemistry, a world leading research institute, together with University Medical Center Göttingen have developed unique nanosized antibodies (NanoAbs*) for the treatment of COVID-19 that exhibit significant competitive advantages over existing therapies;
•	BiondVax to lead development and commercialization with exclusive worldwide license; initial human clinical trials results expected in 2023;
•	In-vitro data shows neutralization of all COVID-19 variants of concern including Delta, and based on in-silico studies, Omicron, at significantly lower dose levels than existing antibody treatments; These NanoAbs are also stable at very high temperatures and will be developed for convenient inhalation administration targeting the virus directly in the lungs and airways;
•	Broader collaboration for the development of additional NanoAbs addressing diseases with large unmet medical needs and attractive commercial opportunities expected to be signed in January 2022.

Jerusalem, Israel – December 22, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, today announced the signing of definitive agreements with the Max Planck Society (MPG), the parent organization of the Max Planck Institute of Biophysical Chemistry, and the University Medical Center Göttingen (UMG), both in Germany, to enter into a strategic collaboration for the development and commercialization of innovative COVID-19 nanosized antibodies (NanoAbs*). These agreements are part of a broader collaboration, expected to be signed in January 2022, covering development and commercialization of NanoAbs for several other disease indications with large market sizes that leverage their unique binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration.

The lead NanoAb candidates for the COVID-19 program, developed by Professor Dirk Görlich, Director at the Max Planck Institute of Biophysical Chemistry, and Professor Matthias Dobbelstein, Professor of Molecular Oncology at the UMG, exhibit a strong competitive edge over existing COVID-19 therapies. For example, the NanoAbs exhibit superior affinity to the target, neutralizing the SARS-COV-2 virus, in-vitro, at drug concentrations about 100-times lower than those required by currently commercially available monoclonal antibodies. This may lead to increased efficacy, reduced side effects, and allow production at a lower cost. In addition, the NanoAbs’ small size and hyper-thermostability at 95°C (200°F) potentially enables administration through inhalation and longer shelf life, and potentially avoids the need for enhanced cold chain storage and transport. Together, these attributes are designed to create significant competitive advantages.

The NanoAbs have demonstrated strong neutralization at very low concentrations of major Variants of Concern (VoCs) including Alpha, Beta, Gamma and Delta in in-vitro studies in Görlich’s and Dobbelstein’s laboratories and based on in-silico studies, are expected to neutralize Omicron. Given the potential of additional emerging VoCs, the BiondVax-MPG-UMG collaboration covers development of new NanoAbs as needed during the evolution of COVID-19. The methodologies employed by the Görlich and Dobbelstein labs enable generation of new NanoAb candidates within weeks of acquiring the sequence for any emerging variant, and thereby positions BiondVax to stay at the forefront of COVID-19 preparedness.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

In addition to the COVID-19 NanoAb collaboration and as previously announced, BiondVax, MPG and UMG have signed a term-sheet for development of NanoAbs towards other indications with major opportunities in key therapeutic areas of psoriasis, asthma, macular degeneration, and psoriatic arthritis. These are all diseases with known and validated antibody drug targets (thereby shortening development timelines and lowering risk), and where the NanoAb advantages have the potential to capture significant market share. BiondVax anticipates finalizing the collaboration agreements for these additional NanoAbs in January 2022.

BiondVax is planning a rapid development path that leverages the company’s expertise and capabilities in biological drug development and manufacturing. In particular, NanoAbs can be mass-produced through recombinant protein manufacturing in sites such as BiondVax’s GMP biologics manufacturing facility in Jerusalem. BiondVax anticipates conducting COVID-19 NanoAb preclinical studies in 2022 with initial human clinical trials results in 2023.

Mr. Amir Reichman, BiondVax’s CEO, commented, “As Omicron’s recent and rapid emergence makes clear, improved therapeutics are needed to bring COVID-19 under control. The innovative COVID-19 NanoAb candidates offer the potential for a superior therapeutic platform. Overall, the NanoAb platform is an incredible opportunity for BiondVax. It will serve as a basis for an exciting new pipeline of commercially attractive products to address unmet therapeutic needs of diseases such as psoriasis, psoriatic arthritis, asthma, and macular degeneration. The technology is a great fit to our manufacturing site in Jerusalem and our experience and expertise in biological drug development. I wish to thank Professors Görlich and Dobbelstein for their enthusiasm for this project, and Max Planck Innovation’s technology transfer team including Dr. Dieter Link for their assistance in developing this innovative collaboration. BiondVax is in the process of a transformative turnaround, and I am highly confident that these NanoAb therapies present compelling commercial potential and will address important healthcare needs.”

Professor Dirk Görlich, Director at the Max Planck Institute for Biophysical Chemistry, commented, “We believe that the innovative platform developed at the Max Planck Institute for Biophysical Chemistry and the University Medical Center of Göttingen has great potential to provide patients with superior therapies. We are particularly pleased to team with BiondVax to use their drug development and manufacturing capabilities and expertise to advance the COVID-19 nanosized antibodies through additional development towards marketing approvals.”

The collaboration has been facilitated by kENUP, a civic society organization promoting innovative industries in Europe.

About BiondVax: BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms, beginning with an innovative nanosized antibody pipeline. For more information, please visit www.biondvax.com.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

* About NanoAbs: NanoAbs are novel nanosized antibodies also known as VHH-antibodies or nanobodies. Nanobody is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. BiondVax has no affiliation with and is not endorsed by Sanofi. The NanoAbs created by Professors Görlich and Dobbelstein exhibit potential to serve as highly attractive therapies for COVID-19, as described in their paper titled “Neutralization of SARS-CoV-2 by highly potent, hyperthermostable, and mutation-tolerant nanobodies” published in The EMBO Journal and available at https://doi.org/10.15252/embj.2021107985. Subsequent to publication of the paper earlier this year, Professors Görlich and Dobbelstein have generated a newer generation of nanoAbs that have been specifically selected for potent neutralization of Alpha, Beta, Gamma, and Delta variants. Based on in-silico studies, they are also expected to neutralize Omicron. These NanoAbs are also included in the collaboration and exclusive licensing agreement with BiondVax.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green | +1 212 378 8040 | kgreen@edisongroup.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding execution of an additional agreement with the Max Planck Society and the University Medical Center Göttingen; the therapeutic and commercial potential of NanoAb antibodies, the company’s NanoAb program, the potential for NanoAbs to safely and effectively target COVID-19, the timing of preclinical and clinical data for NanoAbs and the timing of future clinical trial data. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax will not execute additional agreements with the Max Planck Society and the University Medical Center Göttingen or that it will be delayed; the risk that the therapeutic and commercial potential of NanoAb antibodies will not be met; the risk of a delay in the preclinical and clinical data for NanoAbs, if any; the risk that BiondVax and EIB will not reach agreement with respect to the restructuring of the loan from EIB; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001 or implement a strategy that will diversify BiondVax’s risk, and, if executed, may not be successful; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2021. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com